1279956

04012767

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Yara International ASA

*CURRENT ADDRESS: Bygdøy allé 2
N-0257 Oslo
Norway

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34770   FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 2/10/04

Hydro to demerge Agri

The Board of Directors of Norsk Hydro ASA today decided to recommend to Hydro's shareholders that Hydro demerge its fertilizer business. Upon completion of the demerger, each Hydro shareholder will receive one share in the new publicly traded company for each share held in Hydro. The new company's shares to be distributed to Hydro's shareholders will constitute 80 percent of the total number of shares outstanding upon completion of the demerger. Hydro will hold the remaining 20 percent of the shares, which Hydro plans to sell in an offering at the time of the demerger, subject to market conditions.

The Board also approved a plan to modernize Hydro's visual identity, including its logo, as part of a new brand strategy for the group. The rights to the "Viking ship" will be transferred to Agri for use in its new logo and marketing. Agri, which has been registered temporarily as AgriHold ASA, will change its name prior to the demerger.

The demerger is subject to approval by an extraordinary general meeting of Hydro scheduled for January 15, 2004.

The chosen transaction structure is believed to best position Agri in the capital markets and enable the new company to take an active part in the further development of the fertilizer industry.

The decision to establish Agri as a separate, listed company follows a comprehensive review of Hydro's corporate portfolio concluded in June 2003. The listing of the new Agri company on the Oslo Stock Exchange is planned for March 25, 2004, and the company will be headquartered in Oslo. The head of the listed company will be Thorleif Enger, who has led Agri through its successful turnaround.

"Agri is the world's largest fertilizer business and is well positioned for further profitable growth. As a separate company, Agri will have direct access to the capital markets , providing better opportunities for value creation ," said Eivind Reiten, President and CEO of Hydro. " Hydro will focus its financial and management resources to the opportunities for further development in the Oil & Energy and Aluminium business areas," Reiten said.

Hydro will give its annual operational and strategic update to the financial market on its Capital Markets Day on December 11, 2003, where Hydro's new visual identity and logo also will be presented for the first time.

Capital Markets Days for Agri will take place on December 3-5, 2003, in Oslo, London and New York respectively.

Hydro has considered various transaction structures for the separation of Agri. The chosen structure of a demerger allows for a transfer of most of Agri's value directly to Hydro's shareholders. Hydro's offering of the remaining 20 percent of Agri's shares will contribute to effectively position the new company in the capital markets.

Key financial figures for the first nine months of 2003 are:

-- Operating revenues for Agri for the period were NOK 27,891

million, or approximately 22 percent of Hydro's total operating revenues. Agri's operating income was NOK 1,829 million with EBITDA of NOK 3,240 million, representing approximately 11 percent of Hydro's total operating income and EBITDA for the first nine months of the year.

-- Net income for Agri for the first nine months of 2003 was NOK 1,265 million, which is approximately 18 percent of Hydro's net income for the period.

In order to contribute to Agri's financial flexibility and allow for the establishment of share-based compensation systems, Hydro's Board has proposed that Agri's Board be authorized to issue up to 15 million new Agri Shares.

A demerger agreement between Hydro and AgriHold regulates the split of rights, assets and liabilities between the two companies. Hydro's share capital will be split in the ratio of 91.5 percent/8.5 percent between Hydro and Agri, based on estimated fair market values and the proposed allocation of net interest-bearing debt and pension liabilities. The split ratio is based on a level of net interest-bearing debt of NOK 10.5 billion as of October 1, 2003. As NOK 2 billion was contributed in cash by Hydro at the formation of AgriHold, the net interest-bearing debt for AgriHold as of the same date is NOK 8.5 billion.

The current Hydro Board of Directors will constitute the Board of Agri until the demerger is completed.

Timetable

Event	Date
Demerger information memorandum published	December 1, 2003
Agri Capital Markets Days	December 3-5, 2003
Hydro Capital Markets Day	December 11, 2003
Hydro extraordinary general meeting	January 15, 2004
Last trading date for Hydro Shares including AgriHold expecte	March 24, 2004
Separate listing of Hydro Shares and AgriHold Shares expected	March 25, 2004

The AgriHold shares that Hydro intends to offer in connection with the demerger will not be registered under the U.S. Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation

between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contact:	Cecilie Ditlev-Simonsen	Peik Norenberg
Telephone	(+47) 22 53 20 97	(+47) 22 53 34 40
Cellular:	(+47) 41 55 92 50	(+47) 91 76 15 56
E-mail:	Cecilie.Ditlev-Simonsen@hydro.com	Peik.Norenberg@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com

Table of Contents

04 JAN -8 AM 7:21

Our date
2003-11-28

To
The Shareholders of Norsk Hydro ASA

Demerger of Norsk Hydro ASA — Extraordinary General Meeting

Hydro's Board of Directors resolved in June 2003 to commence preparations with a view to establishing the Agri business area as a separate listed company. This resolution was passed in order to provide Agri with a better platform to pursue further value creation, leaving Hydro to concentrate its attention and financial resources on development opportunities in the Oil and Energy and Aluminium business areas.

On 28 November the Board resolved to recommend to the company's shareholders a demerger of Hydro's fertilizer business as described in greater detail in the enclosed Demerger Plan and the Information Memorandum.

The Board recommends that the demerger be approved at an Extraordinary General Meeting to be held on 15 January 2004, as described in the enclosed notice.

The enclosed Information Memorandum describes the transaction itself, the new company and Hydro's two remaining business areas. The considerable scope of the document is due to the different legal requirements applicable in the countries where Hydro is listed on the stock exchange.

Kind regards,

Egil Myklebust
Chair
Board of Directors

Eivind Reiten
President and C.E.O

Postal Address
Norsk Hydro ASA
N-0240 Oslo
Norway

Visiting Address
Bygdøy Allé 2
Oslo

Telephone
+47 22 53 81 00
Telex
72948 hydro n

Telefax
+47 22 53 22 34

Registration No.
NO 914 778 271 MVA
Head Office Address
Bygdøy allé 2, Oslo
Norway

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REF. NO:

EXTRAORDINARY GENERAL MEETING 2004
of Norsk Hydro ASA will be held 15 January 2004 at 5:00 p.m.
at "Gamle Logen", Grev Wedels Plass 2 in Oslo.

ATTENDANCE FORM

Must be received by DnB ASA on Monday 12 January 2004 at 4:00 p.m. at the latest. Postal address: DnB ASA, Verdipapirservice, Stranden 21, N-0021 Oslo, alternatively on telefax +47 22 48 11 71. Registration may also be made via the company's homepage http://www.hydro.com/register **(may not be used for proxies).**
The undersigned will attend Norsk Hydro ASA's Extraordinary General Meeting 2004 on Thursday 15 January 2004 and vote for:

own shares.
other shares in accordance with enclosed Power of Attorney.
A total of shares.

Place/Date Shareholder's signature

POWER OF ATTORNEY

REF. NO:

If you cannot personally attend the Extraordinary General Meeting, you may appoint a proxy to use this power of attorney, or you can return a blank power of attorney. In this case, the company will appoint the Chair of the Corporate Assembly or one of the members of the Board of Directors as your proxy before the Extraordinary General Meeting takes place.
This power of attorney must be received by DnB ASA on Monday 12 January 2004 at 4:00 p.m. at the latest.
Postal address: DnB ASA, Verdipapirservice, Stranden 21, N-0021 Oslo, alternatively on telefax +47 22 48 11 71.

The undersigned hereby appoints ____________________

(Name in block letters)
as my proxy with the authority to attend and vote at Norsk Hydro ASA's Extraordinary General Meeting 2004 on Thursday 15 January 2004 for my/our .... shares.

Place/Date Shareholder's signature

With regard to rights of attendance and voting we refer you to The Norwegian Public Limited Companies Act, in particular Chapter 5. A written power of attorney dated and signed by the beneficial owner giving such proxy must be presented at the meeting.

Table of Contents

To the Shareholders of Norsk Hydro ASA ("Hydro")

Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting of Norsk Hydro ASA will be held at "Gamle Logen", Grev Wedels Plass 2, Oslo on

Thursday 15 January 2004 at 17.00 hours.

The following matters will be dealt with:

1. Capital reduction by means of the cancellation of treasury shares and the redemption of shares, belonging to the Norwegian state, held by the Ministry of Trade and Industry

The proposed demerger will take place on the basis of the share capital in the company following the cancellation and redemption of the shares that were intended to be cancelled and redeemed when the General Meeting on 7 May 2003 authorised the Board of Directors to re-purchase treasury shares. The Norwegian state has made a commitment to participate in the capital reduction on a proportional basis, when the company's treasury shares are cancelled, so that the state's ownership interest of 43.82 percent will remain unchanged. In this respect, the Board of Directors proposes that the General Meeting passes the following resolution:

> *"The company's share capital shall be reduced by NOK 52,844,440 from NOK 5,331,933,000 to NOK 5,279,088,560, following the cancellation of 1,484,300 treasury shares and the redemption of 1,157,922 shares owned by the state represented by the Ministry of Trade and Industry against payment of a sum of NOK 444,958,166 to the state, represented by the Ministry of Trade and Industry. The amount is equivalent to the average market price for the re-purchase of treasury shares plus supplementary interest compensation. That portion of the sum exceeding the nominal value of the shares shall be covered by a transfer from the share premium fund and by the share premium fund being reduced by NOK 421,799,726."*
>
> *With effect from the date when the share capital reduction comes into force through registration at the Register of Companies, Article 4 of the Articles of Association will be amended to read:*
>
> > *"The share capital is NOK 5,279,088,560 divided into 263,954,428 shares, each with a nominal value of NOK 20. The shares shall be registered in the Norwegian Registry of Securities. The Board of Directors may refuse to consent to the transport of shares and take such other steps as may be necessary to prevent shares from being transferred if in contravention of the restrictions, if any, provided by applicable Norwegian law."*

2. The demerger of Norsk Hydro ASA

The Board of Directors proposes that Hydro's business area Agri be established as a separate listed company to provide a better platform for further development and value creation. The Board proposes that this is implemented by means of a demerger in which Hydro's business area Agri is demerged to AgriHold ASA ("**AgriHold**"). AgriHold has been established in connection with the demerger and will be 100 percent owned by Hydro until the demerger is consummated. In this respect, the Board of Directors proposes that the General Meeting passes the following resolution:

> *"The Demerger Plan dated 28 November 2003 is approved."*

The proposed share capital reduction in connection with the demerger, as well as the corresponding proposal for the amendment to the Articles of Association are included in the Demerger Plan that forms Exhibit 1 in the enclosed Information Memorandum dated 28 November 2003. For a more detailed description of the demerger, please refer to the Demerger Plan and the Information Memorandum. Adoption of the Demerger Plan means that share capital in Norsk Hydro ASA, which will following the resolution in section 1 of this notice stand at *NOK 5,279,088,560,* be further reduced by *NOK 448,722,527.60* to *NOK 4,830,366,032.40.* The number of shares will remain unchanged.

Table of Contents

3. Procedure regarding the election of new shareholders' representatives to the Board of AgriHold ASA

The Board of AgriHold currently consists of members of Hydro's Board of Directors. It is proposed that the current Board of AgriHold be replaced by a new Board on the date when the demerger is registered and comes in to force. AgriHold shall not have a Corporate Assembly and, following the demerger, the AgriHold Board shall consist of eight members of whom five shall be chosen by the shareholders and three by and among the employees.

Hydro's Board proposes that selection is effected by Hydro's General Meeting nominating five persons. Hydro, as sole AgriHold shareholder until the demerger is consummated, is instructed to select these persons to be shareholders' representatives at an extraordinary general meeting in AgriHold immediately after Hydro's Extraordinary General Meeting has been held.

Hydro's Election Committee will before the date of the General Meeting submit a proposal for new shareholders' representatives on the Board of AgriHold.

The election of the employee representatives on the new AgriHold Board is anticipated to be completed prior to consummation of the demerger. For a more detailed description of the electoral process, please refer to the Information Memorandum p. 37

4. Procedure regarding the election of members to the election committee of AgriHold ASA

According to AgriHold's Articles of Association, the company shall have an election committee consisting of four members chosen by the General Meeting.

Hydro's Board of Directors proposes that selection is effected by Hydro's General Meeting nominating four persons. Hydro, as sole AgriHold shareholder until the demerger is consummated, is instructed to select these persons to be members of AgriHold's election committee at an extraordinary general meeting in AgriHold immediately after Hydro's Extraordinary General Meeting has been held.

Hydro's Election Committee will before the date of the General Meeting submit a proposal regarding membership of AgriHold's election committee. For a more detailed description of the electoral process, please refer to the Information Memorandum p. 37

5. Procedure in connection with authorising the Board to increase the share capital of AgriHold ASA

It is proposed to establish Agri as a separate listed company to promote the best industrial development possible for the business. In order to contribute to Agri's financial flexibility, as well as to enable AgriHold's Board of Directors to establish share-based compensation systems, it is proposed that Hydro's General Meeting instructs Hydro, as sole AgriHold shareholder until the demerger is consummated, to approve the granting of authority to AgriHold's Board to increase AgriHold's share capital by issuing up to 15 million new shares. The authority is in force from the date on which the demerger is consummated until two years after the date on which Hydro, as AgriHold sole shareholder, approved the granting of such authority to the Board of AgriHold.

****

Those of the company's shareholders who are registered in the Norwegian Register of Securities (VPS) are entitled to meet and cast their vote at the General Meeting. Named shareholders wishing to attend are requested to send notification of this on the enclosed form as soon as possible, and by 16.00 hrs. on 12 January 2004 at the latest, to:

Den norske Bank ASA,
Verdipapirservice,
Stranden 21,
0021 Oslo

Telephone: +4722483584
Telefax: +4722481171

Table of Contents

Notification of attendance can also be transmitted electronically from the company's web site www.hydro.no/register or electronically via "Investortjenester".

In accordance with Article 10 of the company's Articles of Association, the General Meeting will be chaired by the Corporate Assembly's chairperson, or his deputy in the case of absence.

Each shareholder can attend by proxy if he or she provides written authorisation. Admission cards for the General Meeting will not be distributed.

The Demerger Plan dated 28 November 2003 and the company's most recent annual accounts, annual report and auditor's report have been included in the Information Memorandum dated 28 November 2003 enclosed with this notice. These documents are also available at the company's offices in Oslo.

Oslo, 28 November 2003

THE BOARD OF DIRECTORS

Extraordinary General Meeting of Norsk Hydro ASA

Norsk Hydro ASA will hold an extraordinary General Meeting at 17.00 on Thursday 15 January, 2004, at "Gamle Logen", Grev Wedels Plass 2, Oslo.

Agenda:
1. Capital reduction by means of the cancellation of treasury shares and the redemption of a proportional number of shares, belonging to the Norwegian state
2. The demerger of Norsk Hydro ASA
3. Procedure regarding the election of new shareholders' representatives to the Board of AgriHold ASA
4. Procedure regarding the election of members to the election committee of AgriHold ASA
5. Procedure in connection with authorising the Board to increase the share capital of AgriHold ASA

The complete notice of the extraordinary shareholders meeting, and the Demerger Information Memorandum, will be distributed to Hydro's shareholders, and are also available on www.hydro.com.

Contacts:

Tor Steinum
Telephone: (+47) 22 53 27 31
Cellular: (+47) 95 08 39 33
E-mail: Tor.Steinum@hydro.com

Kjetil Bakken
Telephone: (+47) 22 53 23 13
Cellular: (+47) 91 889 889
E-mail: kjetil.bakken@hydro.com

Hydro's Corporate Assembly Recommends Agri Demerger

The Corporate Assembly of Norsk Hydro ASA met today to discuss the plan to establish Agri as a separate listed company.

The Corporate Assembly of Norsk Hydro ASA today issued the following statement to the Extraordinary General Meeting of Norsk Hydro ASA to be held on 15 January 2004:

"The Board of Directors' proposed Demerger Plan dated 28 November 2003 for the demerger in which Norsk Hydro ASA is the divesting company and AgriHold ASA the acquiring company has been submitted to the Corporate Assembly of Norsk Hydro ASA. The Demerger Plan and enclosure including the Information Memorandum were also forwarded to the Corporate Assembly. The Corporate Assembly recommends that The General Meeting of Norsk Hydro ASA approve the Board of Directors' proposed Demerger Plan."

Contacts:

Peik Norenberg
(+47) 22 53 34 40
(+47) 91 76 15 56
Peik.Norenberg@hydro.com

Tor Steinum
(+47) 22 53 27 31
(+47) 95 08 39 33
Tor.Steinum@hydro.com

04 JAN -8 AM 7:21

Hydro Agri will become Yara

Hydro Agri will take the name Yara upon the demerger and stock exchange listing planned for March 25, 2004. At the same time Yara will keep the rights to the "viking ship" for use in their new logo and marketing.

- We have found a short name built on our traditions with a strong affiliation to our activities. The name will carry our message all over the world in a distinct way. In addition we see great possibilities to link our new name to our cultural heritage with the strongly recognized (acknowledged) symbol which we will bring with us from Hydro, says Thorleif Enger, who will head the new listed company.

Yara is a designed name with its' starting point in both the Norse lingual heritage and in the old Germanic rune alphabet". In the Norse language Jar creates the prefix jardar, often tied to cultivated land:

```
Jardavoxtr -  crop from the soil - which is growing
Jardareign -  property of land
Jardarhofn -  a person who owns and cultivates the land
```

Jara is moreover the twelfth character in the rune alphabet and means "the year", often signifies a good year with good harvest (crop, production). The word Jara is also the origin to "year" in English and "Jahr" in German.

- To make it easier to pronounce the word jara in a consistent way in multiple languages, we have chosen the prefix Y that incidentally relates to the English word "Yield" (produce, support, profit), which is the core message in our business, says Enger.

Yara will continue with the viking ship symbol in the new logo and marketing. Different versions of the Viking ship have been the core element in Hydro's logo since the company's inception in 1910, and today's version has been in use for the last 20 years. The Viking ship is a well recognized brand for Hydro's fertilizer products all over the world.

Hydro Agri is the world's leading fertilizer company and the only global player in the fertilizer industry. Hydro Agri is present in approximately 50 countries and sold 22 million tons of fertilizers to customers in 130 countries in 2002. Hydro has decided to position Agri for further growth through a listing of as a separate company. The listing of the new company on the Oslo stock exchange is planned for March 25th, 2004, and the company will have its headquarter in Oslo. Thorleif Enger, who has led Hydro Agri since 1999, will continue to lead the new company after the separation from Hydro and listing.

***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual

results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Chief Communication Officer Arne Cartridge
+47 47 900 900

Norsk Hydro ASA
Hydro Agri
N-0240 OSLO
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 26 80
www.hydro.com